Skadden, Arps, Slate, Meagher & Flom llp

333 WEST WACKER DRIVE

CHICAGO, ILLINOIS  60606-1285

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

TORONTO

September 7, 2007

Mr. John M. Ganley

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Advent/Claymore Global Convertible Securities & Income Fund (File Nos. 333-143712 and 811-22022)

Mr. Ganley:

We are in receipt of your letter, dated July 12, 2007, which sets forth your comments to the registration statement on Form N-2 filed by Advent/Claymore Global Convertible Securities & Income Fund (the “Fund”) on June 13, 2007 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about September 7, 2007 and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS

Prospectus Summary — Investment Objective, Policies and Parameters

1.             This section states, under the caption “Foreign Securities” on page 5, that “[u]nder normal market conditions, the Fund will invest in the securities of issuers located in at least three different countries, including the United States . . . .”  The Commission has stated it would expect that funds using the term “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.”  Investment Company Act Release 24828, note 42 (Jan. 17, 2001) (emphasis added).  First, please add disclosure clarifying how the Fund will determine the country in which an issuer is located.  Second, please explain to us how the Fund’s “located in” criterion would satisfy the requirement of being “tied economically” to a country.

The Fund has added disclosure that:

“The Fund considers an issuer to be located in a particular country if (i) the company is organized in that country; (ii) the principal trading market for a class of the company’s securities is located in that country; (iii) 50% or more of the company’s assets are located in that country; or (iv) 50% or more of the company’s revenues are derived from that country.”

The Fund’s Investment Manager believes that companies who meet any of the above described criteria with respect to a given country will be tied economically to such country as the company’s business prospects and the value of the company’s securities are likely to be materially impacted by economic, market and/or political circumstances in that country.  These factors are similar to those employed by other investment companies with “global” or “international” investment strategies, including recently launched fund such as BlackRock Global Equity Income Trust (File Nos. 333-140038 and 811-22006) and Seligman LaSalle International Real Estate Fund (File Nos. 333-141258 and 811-22031).

The Auction — Securities and Exchange Commission Settlement

2.             This section discloses that in May 2006 the Commission entered into a settlement agreement with 15 firms concerning violations of the federal securities laws in connection with managing auctions for auction rate securities.  This section also discloses that a term of the settlement requires each settling firm to provide customers with written descriptions of the material auction practices and procedures.  We note that the next section of the prospectus captioned “Auction Procedures” describes the auction procedures.  Please inform us whether the description of auction procedures in the prospectus is intended to satisfy the requirements of the settlement agreement on behalf of the settling firms, or whether the settling firms would provide disclosure to customers in addition to the prospectus disclosure.

In addition to the disclosure set forth in the prospectus under the caption “Auction Procedures,” the Fund has included the Auction Procedures as Appendix A to the Prospectus, which is intended to satisfy the requirements of the settlement agreement on behalf of the settling firms.

Statement of Additional Information

Portfolio Management — Portfolio Manager Compensation

3.             This section discloses that the portfolio managers are compensated based on salary and an annual discretionary bonus.  Please describe with specificity the criteria on which each type of compensation is based.  See Item 22(b) of Form N-2.

The Fund has added the requested disclosure.

“Portfolio Managers are compensated with a base salary based on the level of their position with the Investment Manager and an annual discretionary bonus.  Each Portfolio Manager’s annual discretionary bonus is determined by senior management of the Investment Manager and is based on the overall profitability of the Investment Manager and the satisfaction of business objectives established for the Portfolio Manager.  Compensation of Portfolio Managers is not directly related to the assets or performance of the Fund or any other account managed by the Portfolio Manager. The Portfolio Managers also participate in benefit plans and programs generally available to all employees of the Investment Manager.”

PART C

Item 25.  Financial Statements and Exhibits

4.             Exhibit (s) to the registration statement indicates that a power of attorney for the officers and directors of the Fund was previously included as an exhibit to a pre-effective amendment filed on April 13, 2007.  Rule 483(b) under the Securities Act provides that “[a] power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) (§ 230.462(b)) under the [Securities] Act.”  (Emphasis added.)  Inasmuch as the referenced power of attorney was filed as part of an amendment to the registration statement with Securities Act File No. 333-140951, it is deemed to be specific to that filing, and does not extend to the registration statement here.  Please file, in a pre-effective amendment, a new power of attorney specific to this registration statement (Securities Act File No. 333-143712).

The Fund has filed a new power of attorney specific to this registration statement as Exhibit (s) to the registration statement.

GENERAL COMMENTS

5.                                      Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the Prospectus.

6.                                      We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

7.                                      If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which we will rely on Rule 430A.  This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid.  This information will be omitted, as it is not expected that it will be known at the time of filing.  The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

8.                                      Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

On May 18, 2004, the Adviser and certain closed-end funds advised by the Adviser filed an “Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.”  Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive relief sought apply to “each registered closed-end management investment company to be advised in the future” by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund.  On December 21, 2006, the Adviser received comments to the above-referenced Application.  As of the date hereof, the Adviser has not filed an amendment to such Application in response to the staff’s comments.

9.             Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated July 12, 2007. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about September 7, 2007.

10.          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,

/s/ Thomas A. Hale
Thomas A. Hale